FANCAMP EXPLORATION LTD.

7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Telephone: 604-434-8829 Facsimile: 604-434-8823

02060659

02 DEC 17 AM 7:27

December 6, 2002

Office of International
Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C.
20549

SUPPL

Reference: Fancamp Exploration Ltd. - File No. 82-3929

Dear Sirs:

Please find enclosed copy of our news release of even date, as required pursuant to Rule 12g3(b) of the Securities and Exchange Act of 1934. This release has been disseminated via Canada Stock Watch and Market News.

Yours very truly,

PROCESSED
DEC 30 2002
THOMSON
FINANCIAL

FANCAMP EXPLORATION LTD.

Debra Chapman
Director and Secretary

/dc

Encl.

File No. 82-3929

FANCAMP EXPLORATION LT_.

7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Telephone: 604-434-8829 Facsimile: 604-434-8823

NEWS RELEASE

December 6, 2002

TSX Trading Symbol: **FNC**
S.E.C. Exemption: 12(g)3-2(b)

The Company wishes to announce that it has concluded an agreement with Sheridan Platinum Group Limited to earn a 50% interest in Sheridan's Longue Pointe de Mingan titanium prospect located on Quebec's North Shore, 160 km east of Sept Iles. Fancamp may earn the 50% by spending $500,000 in exploration over two years. The prospect lies within the Havre St. Pierre Anorthosite, and consists of massive hemoilmenite exposed along the shores of a narrow lake. The area has been subject to reconnaissance mapping and surface sampling, but no gravity survey or drilling has been recorded.

Fancamp plans a gravity/magnetic survey for mid January, 2003, to be followed by diamond drilling.

ON BEHALF OF THE BOARD

"Peter H. Smith", President

For further information, contact: Peter H. Smith, Ph. D.,P.Eng., President, at 514-481-3172

The Toronto Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.